December 17, 2019

David Young, Pharm.D, Ph.D.
Chairman and Chief Executive Officer
Processa Pharmaceuticals, Inc.
7380 Coca Cola Drive, Suite 106
Hanover, Maryland 21076

       Re: Processa Pharmaceuticals, Inc.
           Registration Statement on Form S-1
           Filed December 13, 2019
           File No. 333-235511

Dear Dr. Young:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Tim Buchmiller at (202) 551-3635 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Life
Sciences
cc:    Michael B. Kirwan, Esq.